1450 Centrepark Boulevard, Suite 210
West Palm Beach, FL 33401
(561) 207-9600

July 22, 2016

VIA EDGAR SUBMISSION Mr. Jay Ingram Legal Branch Chief Office of Manufacturing and Construction United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Platform Specialty Products Corporation
Registration Statement on Form S-3
Filed July 12, 2016
File No. 333-212480

Dear Mr. Ingram:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, and following receipt today of the letter dated July 22, 2016 from the Securities and Exchange Commission (the "Commission") regarding the Form 10-K for the year ended December 31, 2015 of Platform Specialty Products Corporation (the “Company”), the Company hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. on Tuesday, July 26, 2016, or as soon thereafter as practicable.
The Company acknowledges that:

(a)	should the Commission or the staff, acting, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John E. Capps
John E. Capps
Executive Vice President, General Counsel and Secretary

cc:     Sanjiv Khattri, Chief Financial Officer, Platform Specialty Products Corporation
Flora R. Perez, Esq., Greenberg Traurig, P.A.